Exhibit 99.2

51JOB, INC.

Building 3

No. 1387, Zhang Dong Road

Shanghai 201203

People’s Republic of China

2012 ANNUAL GENERAL MEETING OF MEMBERS

TO BE HELD ON DECEMBER 6, 2012

PROXY STATEMENT

The Board of Directors is soliciting proxies for the 2012 Annual General Meeting of Members (the “Meeting”) of 51job, Inc. (the “Company”) to be held on December 6, 2012 at 9:00 a.m., local time, or any adjournment or postponement thereof. The Meeting will be held at the Company’s principal executive offices at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

Members of record at the close of business on October 17, 2012 (the “Record Date”) of shares in the capital of the Company may attend the Meeting and will be entitled to vote at the Meeting or any adjournment or postponement thereof. The quorum for the Meeting shall be one or more members present in person or by proxy holding not less than 33 1/3% of the outstanding common shares of the Company.

A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. Every member present in person or by proxy shall be entitled to one vote in respect of each common share held by him on the Record Date.

ORDINARY RESOLUTIONS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To re-elect Mr. David K. Chao as a director of the Company until the close of the next annual general meeting of the Company.

2.	To re-elect Mr. James Jianzhang Liang as a director of the Company until the close of the next annual general meeting of the Company.

3.	To elect Mr. Kazumasa Watanabe as a director of the Company until the close of the next annual general meeting of the Company.

4.	To re-elect Mr. Rick Yan as a director of the Company until the close of the next annual general meeting of the Company.

In addition, the Meeting will transact any other business properly brought before the Meeting.

The Board of Directors recommends a vote “FOR” each resolution.

VOTING PROCEDURE FOR HOLDERS OF COMMON SHARES

For holders of the Company’s common shares, you should vote by either attending the Meeting in person or by mailing the attached proxy form as instructed therein.

VOTING PROCEDURE FOR HOLDERS OF AMERICAN DEPOSITARY SHARES

JPMorgan Chase Bank, N.A., as depositary of the American Depositary Shares (the “ADSs”), has advised the Company that it intends to mail to all holders of ADSs the Notice of the Meeting, this Proxy Statement and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, the depositary will endeavor, to the extent practicable, to vote or cause to be voted the amount of common shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set for in such request. As the holder of record for all the common shares represented by the ADSs, only the depositary may vote those common shares at the Meeting. Holders of ADSs may attend, but may not vote at, the Meeting or any adjournment or postponement thereof.

The depositary and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.

If (1) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (2) the enclosed ADS Voting Instruction Card is improperly completed or (3) no ADS Voting Instruction Card is received by the depositary from a holder of the ADSs by December 3, 2012, the depositary shall deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote as the designated person so authorize.

AVAILABILITY OF PROXY MATERIALS

The proxy materials, including the Company’s 2011 annual report, are available at http://ir.51job.com under the heading “Annual Report.” You may request a hard copy of these documents by sending an email to the Investor Relations Department at ir@51job.com or by calling +86-21-6879-6250. There is no charge to you for requesting a copy.

DEADLINE FOR MEMBER PROPOSALS

For proposals from members to be considered and included in the proxy statement for the 2013 Annual General Meeting of Members, you must submit your proposal in writing and deliver it to the attention of the Company Secretary before July 1, 2013 at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy form.

ORDINARY RESOLUTION NO. 1 TO NO. 4

ELECTION OF DIRECTORS

The Board of Directors currently consists of five members, four of them are non-executive directors and one is a member of management. In accordance with the Company’s Fifth Amended and Restated Memorandum and Articles of Association, at each annual general meeting, all of the directors for the time being shall retire from office, retaining office until the close of such meeting, and shall be eligible for re-election. Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. The Company’s articles presently authorize five board positions or such other number as shall be fixed from time to time by the Board of Directors.

Mr. Donald L. Lucas has decided not to seek re-election as a director at the Meeting. The Company has commenced a search to find a suitable candidate to replace Mr. Lucas on the Board of Directors and a director nominee may be presented for election or appointed by the Board of Directors at the Meeting. If no director nominee is elected or appointed at the Meeting to fill the vacancy, the Company will notify the NASDAQ Stock Market that it no longer complies with NASDAQ’s independent director and audit committee requirements as set forth in NASDAQ Listing Rule 5605 beginning on December 6, 2012.

DIRECTOR NOMINEES

David K. Chao has been a director of the Company since 2000. Mr. Chao is a co-founder and General Partner of DCM, an early stage technology venture capital firm that manages over US$2.0 billion. DCM has offices in Menlo Park, USA, Beijing, China and Tokyo, Japan. Prior to joining DCM, Mr. Chao was a co-founder of Japan Communications, Inc., a public provider of mobile data and voice communications services in Japan. He also worked as a management consultant at McKinsey & Company in San Francisco. Prior to that, Mr. Chao also worked at McKinsey & Company, Apple Computer and Recruit Co., Ltd. Mr. Chao serves on the boards of directors of Renren Inc. and numerous DCM portfolio companies. Mr. Chao received his Bachelor of Arts degree in Economics and East Asian Studies (Anthropology) with high honors from Brown University and his Master of Business Administration degree from Stanford University.

James Jianzhang Liang has been a director of the Company since October 2010. Mr. Liang is a co-founder and the chairman of the board of directors of Ctrip.com International, Ltd., a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China. He served as Chief Executive Officer of Ctrip from 2000 to January 2006 and has been a member of Ctrip’s board of directors since inception. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang also serves on the board of directors of Home Inns & Hotel Management Inc. and Jiayuan.com International Ltd. Mr. Liang received his Ph.D. degree from Stanford University and his Bachelor and Master degrees from the Georgia Institute of Technology. He also attended an undergraduate program at Fudan University.

Kazumasa Watanabe was appointed a director of the Company in October 2012. Mr. Watanabe is a senior executive in the global headquarters of Recruit Holdings Co., Ltd. Since joining Recruit in 1991, Mr. Watanabe has been primarily involved in the growth and expansion of Recruit’s HR company and the online recruiting business. Starting his career as a sales representative, Mr. Watanabe became head of product in 1999 and then an editor-in-chief. In 2004, he assumed the role of division officer and has since held many senior positions throughout Recruit’s HR company responsible for new product and business development. Mr. Watanabe received his Bachelor degree in Commerce from Nagoya University in 1991.

Rick Yan has been a director, chief executive officer and president of the Company since 2000. He is responsible for the Company’s overall strategy and management. Mr. Yan was an investor and advisor of the Company from its inception and prior to his appointment as chief executive officer. Prior to joining the Company, Mr. Yan was a Director and the Head of China Practice at Bain & Company, an international strategy consulting company. He joined the firm in London in 1989, returned to Asia and set up Bain & Company’s Hong Kong and Beijing offices in 1991 and 1993, respectively. In his 11-year tenure with Bain & Company, Mr. Yan was widely acknowledged as an expert in the consumer products and technology sectors. Prior to his affiliation with Bain & Company, Mr. Yan worked at Hewlett-Packard in Hong Kong for four years and was awarded Marketing Executive of the Year. Mr. Yan received his Bachelor of Engineering degree and Master of Philosophy degree from the University of Hong Kong and his Master of Business Administration degree with distinction from INSEAD in France.

The Board of Directors recommends a vote “FOR” the election of each director nominee.

ACCESS TO CORPORATE GOVERNANCE POLICIES

The Company has adopted a Code of Business Conduct and Ethics which is available at http://ir.51job.com under the heading “Code of Conduct.” The committee charters for the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee of the Board of Directors is available at http://ir.51job.com under the heading “Committee Charters.”

Copies of the Company’s Code of Business Conduct and Ethics as well as the committee charters will be provided free of charge upon written request to the Investor Relations Department by mail at Building 3, No. 1387, Zhang Dong Road, Shanghai 201203, People’s Republic of China.

OTHER MATTERS

The Board of Directors knows of no other business that will be presented at the Meeting. If any other business is properly brought before Meeting, proxies in the enclosed form will give authority to the proxy holders to vote on such matters at their discretion.

By Order of the Board of Directors,

/s/ Rick Yan
Rick Yan
Director, Chief Executive Officer, President and Company Secretary

October 23, 2012

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